ADSs: American Depositary Shares. ADS CUSIP No.: 30223G102. RADR CUSIP No,: 30223G995 ADS Record Date: April 14, 2023. Meeting Specifics: Annual General Meeting to be held on Wednesday, May 17, 2023 at 9:00 A.M. (British Summer Time) at Magdalen College, 71 High Street, Oxford OX1 4AU, United Kingdom (the "Meeting"). Meeting Agenda: Please refer to the Company’s Notice of Annual General Meeting and other relevant documents on the Company’s website: https://investors.exscientia.ai/financials-and-filings/Annual-General-Meeting/. ADS Voting Deadline: On or before 10:00 A.M. (Eastern Daylight Time) on May 11, 2023. Deposited Securities: Ordinary shares, nominal value £0.0005 per share (the “Shares”), of Exscientia plc, a public limited company incorporated under the laws of England and Wales (the “Company”). ADS Ratio: One (1) Share to one (1) ADS. Depositary: Citibank, N.A. Custodian of Deposited Securities: Citibank, N.A. (London). Deposit Agreement: Deposit Agreement, dated as of October 5, 2021, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs issued thereunder. Depositary’s Notice of Annual General Meeting of Exscientia plc To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (Eastern Daylight Time) on May 11, 2023. Time Sensitive Materials

The Company has announced that the Meeting will be held at the date and time and location identified above. A copy of the Notice of Annual General Meeting and other relevant documents can be retrieved at the Company’s website: https://investors.exscientia.ai/financials-and-filings/Annual-General-Meeting/. The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g., an adjournment or cancellation of the Meeting, and change in manner of holding the Meeting). The Company intends to announce any changes and updates only on its website https://investors.exscientia.ai/financials-and-filings/Annual-General-Meeting/. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email. The enclosed materials are provided to allow you to vote at the Meeting. The Company has requested the Depositary to provide you with instructions on the voting process. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner speci- fied by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such vot- ing instructions. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. The information enclosed herewith with respect to the Meeting has been provided by the Company. Citibank, N.A. is for- warding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below. If you have any questions concerning the enclosed material or if you need further explanation of the matters covered therein, please call Citibank, N.A. - ADR Shareholder Services toll-free at 877-CITI-ADR (877-248-4237). Citibank, N.A., as Depositary

VOTING INFORMATION FOR HOLDERS OF ADSs When is my voting entitlement fixed? To instruct the Depositary to vote the Ordinary Shares represented by your ADSs at the AGM you must be a registered holder of ADSs at 5:00 P.M. (Eastern Daylight Time) on April 14, 2023 (the “ADS Record Date”). Your voting entitlement will depend on the number of ADSs you hold of the ADS Record Date. How can I attend the AGM in person? ADS holders cannot attend or vote at the AGM as such. How can I vote the Ordinary Shares represented by my ADSs? If you are a registered holder of ADSs as of the ADS Record Date you will be able to instruct the Depositary to vote the ordinary Shares represented by your ADSs on your behalf by completing and returning an ADS voting instruction card to the Depositary no later than the time and date specified in the ADS voting instruction card. The Depositary will send to registered holders of ADSs as of the ADS Record Date an ADS voting instruction card and an explanatory Depositary Notice. Please read the instructions careful-ly to ensure you have completed and signed the ADS voting instruction card correctly. If you are an ADS holder holding via a bank, broker or nominee, you need to submit your vote through your bank, broker or nominee and complete the paperwork required by said party by their required deadlines. By when do I have to submit my ADS vote to the Depositary? Voting instructions via ADS voting instruction card must be received by the Depositary by 10:00 A.M. (Eastern Daylight Time) on May 11, 2023 in the manner and at the address specified in the ADS voting instruction card. I already voted as an ADS Holder but have changed my mind – can I change my vote? You can submit a new ADS voting instruction card at any time during the ADS voting period. If you wish to amend the ADS voting instruction card you must do so in writing and sign your new ADS voting instruction card. The ADS voting instruction card received last received by the Depositary prior to the expiration of the ADS voting period will be the one that is followed. I hold my ADSs in a street name – can I still vote? You should contact your bank, broker or nominee for information on how to vote your ADSs.